UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 13, 2014

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form F-3 ASR (Registration No. 333-180895) of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013; and

•	Registration Statement on Form F-3 ASR (File No. 333-190718) of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2013, as amended on October 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 13, 2014

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the board of directors, it is my pleasure to extend to you an invitation to attend the 2014 annual meeting of shareholders of Seaspan Corporation, or Seaspan. The annual meeting will be held at:

Place:    The Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China

Date:    Friday, April 25, 2014

Time:    8:00 a.m. (Hong Kong Time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors, (2) the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2014, (3) to vote on a proposal to approve and adopt an amendment to Seaspan’s articles of incorporation to declassify the board of directors and provide for the annual election of the members of the board of directors (the “Declassification Amendment”), (4) to vote on a proposal to approve and adopt an amendment to Seaspan’s articles of incorporation to increase the size of the board of directors from nine to eleven directors (the “Board Size Amendment”), and (5) to vote on a proposal to approve and adopt amendments to Seaspan’s articles of incorporation and bylaws to reduce the supermajority voting requirements therein from 80% to 66-2/3% (the “Articles and Bylaws Supermajority Amendments”).

The board of directors unanimously recommends that shareholders vote for the election of the nominated directors, for the ratification of KPMG LLP, Chartered Accountants, as our independent auditors, and for the Declassification Amendment, the Board Size Amendment and the Articles and Bylaws Supermajority Amendments.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote via the Internet as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/S/ GERRY WANG
Gerry Wang Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Friday, April 25, 2014, 8:00 a.m. (Hong Kong Time)

Place	The Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China

Items of Business	(1) To elect three Class III directors to the Seaspan board of directors for a term of three years;

(2) To ratify the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2014;

(3) To consider and vote upon a proposal to approve and adopt an amendment to Seaspan’s articles of incorporation to declassify the board of directors and provide for the annual election of the members of the board of directors (the “Declassification Amendment”);

(4) To consider and vote upon a proposal to approve and adopt an amendment to Seaspan’s articles of incorporation to increase the size of the board of directors from nine to eleven directors (the “Board Size Amendment”);

(5) To consider and vote upon a proposal to approve and adopt amendments to Seaspan’s articles of incorporation and bylaws to reduce the supermajority voting requirements therein from 80% to 66-2/3% (the “Articles and Bylaws Supermajority Amendments”); and

(6) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is March 11, 2014. Only shareholders of record at the close of business on that date will be entitled to notice and to vote at the annual meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or via the Internet as directed on the proxy card. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

March 13, 2014

By Order of the Board of Directors

/S/ MARK CHU
Mark Chu Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about March 18, 2014.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The board of directors, or the Board, of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (referred to in this proxy statement as “Seaspan,” the “Corporation,” “we” or “us”), is providing these proxy materials for you in connection with our annual meeting of shareholders to be held on April 25, 2014 at 8:00 a.m. (Hong Kong Time) at the Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead you may simply complete, sign and return the enclosed proxy card in the enclosed envelope, or follow the instructions below to submit your proxy via the Internet.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers and other information about Seaspan.

Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	The 2013 Annual Report on Form 20-F is available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	Writing us at Seaspan Corporation, Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, or fax number +852-2540-1689;

•	Emailing us at info@seaspancorp.com; or

•	Calling us at +852-2540-1686.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of three Class III directors to our Board for a term of three years;

•	The ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2014;

•	An amendment to Seaspan’s articles of incorporation to declassify the Board and provide for the annual election of the members of the Board (the “Declassification Amendment”);

•	An amendment to Seaspan’s articles of incorporation to increase the size of the Board from nine to eleven directors (the “Board Size Amendment”); and

•	An amendment to Seaspan’s articles of incorporation and bylaws to reduce the supermajority voting requirements therein from 80% to 66-2/3% (the “Articles and Bylaws Supermajority Amendments”).

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board, “FOR” the ratification of the independent auditors for the 2014 fiscal year, “FOR” the Declassification Amendment, “FOR” the Board Size Amendment and “FOR” the Articles and Bylaws Supermajority Amendments.

Q:	Who may vote at the annual meeting?

A:	You may vote all of the common shares that you owned at the close of business on March 11, 2014, the record date for the annual meeting. On the record date, we had 93,451,865 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on March 11, 2014 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 8:00 a.m. (Hong Kong Time) at the Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China.

Q:	How can I vote my shares in person at the annual meeting?

A:

Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Shareholders of record of our common shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board, “FOR” ratification of the independent auditors, “FOR” the Declassification Amendment, “FOR” the Board Size Amendment, “FOR” the Articles and Bylaws Supermajority Amendments, and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent registered public accounting firm for the fiscal year ending December 31, 2014, is the only “discretionary” matter proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained, but, because the Declassification Amendment, the Board Size Amendment and the Articles and Bylaws Supermajority Amendments require approval by holders of at least 80% of Seaspan’s outstanding common shares, a broker non-vote will have the same effect as a vote against these proposals.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the three persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The proposal to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2014 requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting. Each of the proposals to adopt the Declassification Amendment, the Board Size Amendment and the Articles and Bylaws Supermajority Amendments require the affirmative “FOR” vote, either in person or by proxy, of holders of at least 80% of Seaspan’s outstanding common shares. If you “ABSTAIN” from voting on these proposals, it will have the same effect as a vote against each of these proposals.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each common share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the five items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Gerry Wang and Mark Chu, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong China

Fax: +852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. The Corporation also has retained Georgeson Inc. to assist with the solicitation of proxies for a fee, plus reimbursement for out-of-pocket expenses. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the three months ending March 31, 2014.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than December 26, 2014. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board at the annual shareholder meeting in 2015. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above. Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the independent directors on Seaspan’s Board?

A:	You may submit any communication intended for our Board or the independent directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Deputy Chairman of the Board of Directors

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Board Practices

General

On January 30, 2014, our Series A preferred shares automatically converted into common shares. Prior to conversion, the holders of our Series A preferred shares had the right to appoint up to two directors to the Board. The Series A preferred shareholders appointed George H. Juetten to the Board and he has served as a director since July 2009 and as chair of the audit committee since September 2009. Upon conversion of the Series A preferred shares and termination of the right of the Series A preferred shareholders to appoint Mr. Juetten to the Board, (1) David Lyall resigned as a Class I director, (2) the Board was expanded to nine members, (3) Mr. Lyall was appointed by the Board as a Class III director to fill the vacancy arising from the expansion of the Board and is among the nominees for election as director at the 2014 annual meeting, and (4) Mr. Juetten was appointed by the Board as a Class I director to fill the vacancy arising from Mr. Lyall’s resignation as a Class I director and will serve as a director until the 2015 annual meeting of shareholders.

The Board currently consists of nine members. The Board is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•	Our Class I directors are Kyle R. Washington, Nicholas Pitts-Tucker and George H. Juetten and their term expires in 2015;

•	Our Class II directors are Gerry Wang, Harald Ludwig and Graham Porter and their term expires in 2016; and

•

Our Class III directors are Peter S. Shaerf, John C. Hsu and David Lyall and their term expires in 2014. Each of these individuals has been nominated by our Board for election at the 2014 annual meeting of shareholders. Please read “Proposals to be Voted on—Proposal No. 1 Election of Directors” on page 18 for more information about Messrs. Shaerf, Hsu and Lyall.

The co-chairmen of the Board are Gerry Wang and Kyle R. Washington. The deputy chairman of the Board is Peter S. Shaerf.

The Board has determined that each of the current members of the Board, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

The Board currently has the following three committees: audit committee, compensation and governance committee, and conflicts committee. The membership of the committees during 2013 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2013, the Board held 12 meetings, the audit committee held four meetings, the compensation and governance committee held seven meetings and the conflicts committee held eight meetings.

The audit committee of the Board is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. In 2013, the audit committee members were George H. Juetten (chair), John C. Hsu and Nicholas Pitts-Tucker. All members of the committee are financially literate, and the Board has determined that George H. Juetten qualifies as a financial expert. The audit committee assists the Board in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence (4) and the performance of our internal audit function and independent auditors.

The compensation and governance committee of the Board is composed entirely of directors who satisfy applicable NYSE independence standards. The compensation and governance committee consists of John C. Hsu (co-chair), Nicholas Pitts-Tucker (co-chair), George H. Juetten and Peter S. Shaerf. The compensation and governance committee: (1) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (2) produces a report on executive compensation, which is included in our proxy statement; (3) otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors; (4) assists the Board with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the Board and each committee; and (5) performs such other functions as the Board may assign to the committee from time to time.

The conflicts committee of the Board consists of Peter S. Shaerf (chair), David Lyall and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee satisfies applicable NYSE and SEC audit committee independence standards.

The report of the compensation and governance committee is included beginning on page 14 of this proxy statement and the report of the audit committee is included on page 26.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the Board approves such adoption.

Unlike domestic companies listed on NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. The Board has determined that six of our nine directors (being John C. Hsu, George H. Juetten, Harald H. Ludwig, David Lyall, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy NYSE’s independence standards for domestic companies.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation and governance committee that consists of four directors, all of whom satisfy NYSE standards for independence.

Consideration of Director Nominees

Shareholder Nominees

Our Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, our Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership as required by our bylaws and should be mailed or faxed, addressed to:

Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.

Independent Director Meetings

Our independent directors may hold as many executive sessions each year as they deem appropriate.

Communications with the Board

Individuals may communicate with our Board by writing to it by mail or facsimile addressed to:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Deputy Chairman of the Board of Directors

Fax: 604-648-9782

Communications that are intended specifically for independent directors should also be sent to the above address.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in our 2013 Annual Report on Form 20-F for details regarding our executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time since our initial public offering, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the provision of services by our directors and executive officers, the sale and purchase of our common and preferred equity securities, the management of the vessels in our fleet by Seaspan Management Services Ltd., or our Manager, and our acquisition of our Manager in January 2012, and our investment in Greater China Intermodal Investments LLC. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2013 Annual Report on Form 20-F. The conflicts committee of the Board, comprised entirely of independent directors, approves all proposed material related party transactions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our non-employee directors receive cash and as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2013, each non-employee member of the Board received an annual cash retainer of $60,000. Mr. Washington also received an additional $40,000 for his service during 2013 as co-chairman of the Board and Peter S. Shaerf received an additional $30,000 for his service during 2013 as deputy chairman of the Board. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The co-chairs of the compensation and governance committee each received an annual payment of $10,000 and each member of the compensation committee, including the co-chairs, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each compensation and governance committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the conflicts committee received an annual payment of $20,000 and each member of the conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each conflicts committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, received a payment of $1,500 per meeting.

For 2013, our non-employee directors also received an annual retainer of $100,000 paid in restricted shares of our common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any committee.

During 2013 and 2012, we paid to our directors and management (14 persons in each of 2013 and 2012) aggregate cash compensation of approximately $4.6 million and $5.0 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid to Mr. Wang pursuant to his employment agreement with us. For more information about Mr. Wang’s employment agreement, including information about his annual target performance bonus and other compensation, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2013 Annual Report on Form 20-F.

Equity Incentive Plan

In December 2005, our Board adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by the Board. A total of 2,000,000 common shares are reserved for issuance under the Plan, which is administered by our Board. The Plan will expire in December 2015. On January 1, 2013, each of our non-employee directors was awarded 6,110 restricted shares, which vested on January 1, 2014 (except for one director who did not stand for re-election during the year and was awarded restricted shares on a pro rata basis). In 2013, we also granted an aggregate of 95,000 phantom share units to our executive officers, other than our chief executive officer, under the Plan. These grants are subject to a three-year annual vesting period which began on January 1, 2014.

In 2013, the Company granted 1,664,457 stock appreciation rights, or SARs, to certain members of management, or the Participants, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for each tranche for any 20 consecutive trading days on or before the expiration date of each tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date. Please read Note 14 “Share-based compensation” in our Consolidated Financial Statements for years ended December 31, 2013, 2012 and 2011 for more information.

REPORT OF THE COMPENSATION AND GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Our executive compensation program is administered by the compensation and governance committee of the Board.

Executive Compensation Philosophy

The compensation and governance committee is responsible for reviewing and evaluating the executive compensation of our chief executive officer, our chief financial officer and other senior officers, and our directors. Generally, the goals of our compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link compensation to our performance and the individual performance of our executive officers and directors.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer for 2013 was established by an employment agreement between us and Gerry Wang. For more information about our employment and other agreements with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2013 Annual Report on Form 20-F. The base pay for our other executive officers is established by various letter agreements between each officer and subsidiary Seaspan Ship Management Ltd.

Annual Bonus

Our annual bonus program for our executive officers focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus has included in the past phantom share units and may include cash compensation, which will be evaluated and determined by the compensation and governance committee in conjunction with the chief executive officer. Mr. Wang’s employment agreement with us provides that he will receive an annual target performance bonus. For more information about our employment agreement with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2013 Annual Report on Form 20-F.

Equity Incentive Plan

The Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. The Plan is also included to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.

The undersigned members of the compensation and governance committee have submitted this report to our Board.

John C. Hsu, Co-Chair

Nicholas Pitts-Tucker, Co-Chair

George H. Juetten

Peter S. Shaerf

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares as of February 28, 2014 (except as otherwise noted) by:

•	each person or entity known by us to beneficially own more than 5% of our common shares;

•	each of our current directors; and

•	each of our current executive officers, senior management and key employees.

The information provided in the table is based on information filed with the SEC and information provided to Seaspan on or before February 28, 2014.

The number of shares beneficially owned by each person, entity, director, senior management, key employee or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 29, 2014 (60 days after February 28, 2014). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Dennis R. Washington(2)	34,862,025	37.6%
Copper Lion, Inc.(3)	11,264,518	12.1%
Graham Porter(4)	7,681,501	8.3%
Kyle R. Washington(5)	5,781,013	6.2%
Gerry Wang(6)	2,030,276	2.2%
Sai W. Chu	119,561	*
Peter S. Shaerf	81,107	*
George H. Juetten	61,795	*
Peter Curtis	48,302	*
John C. Hsu	43,102	*
Nicholas Pitts-Tucker(7)	25,679	*
David Lyall	16,653	*
Harald H. Ludwig	14,904	*
Mark Chu	13,438	*
Rob Grool	9,379	*

*	Less than 1%.

(1)	Percentages are based on the 92,755,818 common shares that were issued and outstanding on January 30, 2014.

(2)	The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about February 7, 2014.

(3)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and the Kyle Roy Washington 1999 Trust II. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about February 7, 2014.

(4)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, as well as by certain members of his immediate family. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about February 14, 2014.

(5)	The number of common and shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by The Kyle R. Washington 1999 Trust II, and Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 7, 2014.

(6)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang and by Gerry Wang Family Enterprises Ltd., a Hong Kong company. This information was provided to us by Mr. Wang on or about February 14, 2014.

(7)	The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about February 3, 2014.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of nine members. The Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2014 annual meeting, three Class III directors will be elected to serve for three-year terms until the 2017 annual meeting (subject to approval of the Declassification Amendment) and until their successors are elected. The nominees for election at the 2014 annual shareholder meeting are Peter S. Shaerf, John C. Hsu and David Lyall. The remaining directors are divided into two classes of three Class I directors and three Class II directors, whose terms expire in 2015 and 2016, respectively (subject to approval of the Declassification Amendment). Votes may not be cast at the 2014 annual shareholder meeting for a greater number of director nominees than three.

Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors. Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in our 2013 Annual Report on Form 20-F for information regarding directors continuing in office.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the three persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The three persons receiving the highest number of “FOR” votes represented by common shares of Seaspan, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees are not available as a candidate for director, the proxyholders, Gerry Wang and Mark Chu, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.

Our Board recommends a vote FOR the election to the Board of each of the following nominees for Class III Directors (terms expiring in 2017, subject to approval of the Declassification Amendment):

John C. Hsu Director since April 2008 Age 50	John Hsu was appointed director in April 2008 and is co-chair of the compensation and governance committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers, and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed), and Oak Maritime, Inc., of which he is currently a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly listed securities, hedge funds, and private equity investments with their family office, OSS Capital. Also, he is currently director of Deltec Capital, which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance integrated circuit solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in US-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is fluent in Japanese and Mandarin.

David Lyall Director since May 2012 Age 57	David Lyall has served as a director since May 2012. On January 30, 2014, the date of the conversion of the Series A preferred shares, Mr. Lyall resigned as a Class I director and was appointed by the Board as a Class III director. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100% employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia.

Peter S. Shaerf Director since August 2005 Age 59	Peter S. Shaerf was elected as a director in August 2005 and is chair of the conflicts committee and during 2010 was chair of the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as deputy chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a managing director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbooking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers. He is the past Chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center. Mr. Shaerf is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the Board has appointed KPMG LLP, Chartered Accountants, to audit our consolidated financial statements for the fiscal year ending December 31, 2014. KPMG LLP, Chartered Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2013 and December 31, 2012 and also provided certain tax services during the fiscal years ended December 31, 2013 and December 31, 2012, and services related to the public offering of our common and preferred shares. Please read “Principal Auditor Fees and Services” on page 25.

The Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2014. If the appointment is not ratified, the audit committee of the Board will consider whether we should retain this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2014, requires the affirmative vote of a majority of our common shares present in person or represented by proxy and entitled to be voted at the meeting.

PROPOSAL NO. 3

AMENDMENT TO THE ARTICLES OF INCORPORATION

TO DECLASSIFY THE BOARD OF DIRECTORS

(THE “DECLASSIFICATION AMENDMENT”)

Introduction

Seaspan’s articles of incorporation currently prescribe a classified Board comprised of three classes, with directors elected for staggered, three-year terms.

Description of the Amendment

On October 30, 2013, the Board unanimously approved an amendment to Article V of Seaspan’s articles of incorporation, subject to shareholder approval, to declassify the Board and provide for the annual election of the members of the Board, as set forth in Appendix A.1 On January 28, 2014, a special meeting of our shareholders was held to, among other things, consider the proposal to declassify the Board. The proposal to declassify the Board was approved by holders of 78.8% of our outstanding common shares. Because approval of the proposal by holders of at least 80% of our outstanding common shares was required for the proposal to be approved, the proposal was not approved.

The Board has again unanimously approved, and recommends that the shareholders approve, the Declassification Amendment at the 2014 annual meeting.

Purpose of the Amendment

Although the Board believes that a classified board may promote continuity and stability and encourage directors to take a long-term perspective of management and reduce a company’s vulnerability to coercive takeover tactics, the Board also recognizes that many investors and institutions believe that a classified board structure may reduce the accountability of directors to shareholders, insulate poorly performing directors, reduce the opportunity to receive takeover premiums and does not represent a corporate governance “best practice.” The Board believes that this latter view outweighs the potential advantages to Seaspan of a classified board given Seaspan’s current and long-term needs and goals.

Effect of the Amendment

This Declassification Amendment will declassify the Board and require the annual election of the members of the Board, commencing at the 2015 annual meeting.

Effectiveness

This Declassification Amendment will become effective upon the filing of an amendment to our articles of incorporation with the Registrar of Corporations of the Marshall Islands after approval by our shareholders.

Required Vote

Approval of the Declassification Amendment requires the affirmative vote, either in person or by proxy, of the holders of at least 80% of our outstanding common shares. Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.

[1]	If the Declassification Amendment, the Board Size Amendment and/or the Articles and Bylaws Supermajority Amendments are approved by shareholders at the 2014 annual meeting, Article V of Seaspan’s articles of incorporation will be amended to reflect the cumulative changes of such approved amendments.

PROPOSAL NO. 4

AMENDMENT TO THE ARTICLES OF INCORPORATION

TO INCREASE THE SIZE OF THE BOARD OF DIRECTORS

(THE “BOARD SIZE AMENDMENT”)

Introduction

Seaspan’s articles of incorporation currently provide that the number of directors constituting the Board will be no less than three or more than nine, as fixed within this range from time to time by the Board. The Board currently consists of nine directors. Subject to shareholder approval, the Board has unanimously approved, and recommends that the shareholders approve, an amendment to Seaspan’s articles of incorporation to increase the maximum number of directors on the Board from nine to eleven directors. The maximum number of directors on the Board excludes any directors that holders of our outstanding preferred shares may be entitled to elect.

Description and Effect of the Amendment

We are seeking shareholder approval to amend the first sentence of Section 5.1(b) of Article V of Seaspan’s articles of incorporation to increase the maximum number of directors on the Board from its current maximum of nine directors to eleven directors. As proposed to be amended, such sentence would read in full as follows (which is marked to show changes to the existing sentence):

“The number of persons constituting the Board of Directors shall not be less than three (3) or more than ~~nine (9)~~ eleven (11), as fixed from time to time by the Board of Directors.”2

Purpose of the Amendment

We believe that the Board Size Amendment will provide the Board with flexibility to (1) add additional expertise to the Board, (2) further diversify the Board, and (3) attract additional candidates to the Board in a timely manner.

Effectiveness

This Board Size Amendment will become effective upon the filing of an amendment to the articles of incorporation with the Registrar of Corporations of the Marshall Islands after approval by our shareholders.

Required Vote

Approval of this Board Size Amendment requires the affirmative vote, either in person or by proxy, of the holders of at least 80% of our outstanding common shares. Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.

[2]	If the Board Size Amendment, the Declassification Amendment and/or the Articles and Bylaws Supermajority Amendments are approved by shareholders at the 2014 annual meeting, Article V of Seaspan’s articles of incorporation will be amended to reflect the cumulative changes of such approved amendments.

PROPOSAL NO. 5

AMENDMENTS TO THE ARTICLES OF INCORPORATION AND BYLAWS

TO REPLACE THE SUPERMAJORITY VOTING REQUIREMENTS

(THE “ARTICLES AND BYLAWS SUPERMAJORITY AMENDMENTS”)

Introduction

Seaspan’s articles of incorporation and bylaws include amendment provisions that provide that certain provisions of the articles of incorporation, as described below, and any provisions of the bylaws may only be amended with the approval of holders of at least 80% of our outstanding common shares.

Subject to shareholder approval, the Board has unanimously approved, and recommends that the shareholders approve:

•

amendments to Article V, Section 5.1(g) and Article VIII of Seaspan’s articles of incorporation as set forth in the attached Appendix B to reduce the applicable supermajority voting thresholds from 80% to 66-2/3%; and

•	an amendment to Article XI of Seaspan’s bylaws as set forth in the attached Appendix C to reduce the applicable supermajority voting thresholds from 80% to 66-2/3%.

Description of the Amendments

Article VIII of Seaspan’s articles of incorporation requires the affirmative vote of more than a simple majority of votes cast by holders of our common shares (a “supermajority” voting requirement) to amend certain provisions of the articles of incorporation related to the Board and other corporate governance matters. Article V, Section 5.1(g) of Seaspan’s articles of incorporation and Article XI of Seaspan’s bylaws each include a supermajority voting requirement for any amendment by our shareholders of any provision of the bylaws.

The supermajority voting provisions require, in order for any applicable amendment to our articles of incorporation or for any amendment of our bylaws to be approved by our shareholders, that the proposed amendment receive the affirmative vote of the holders of at least 80% of our then-outstanding common shares.

These supermajority voting requirements apply to the following Board and corporate governance matters contained in the articles of incorporation:

•	Article V, including:

¡	the size and classified structure of the Board;

¡	the election and term of the directors serving on the Board;

¡	the method by which a director may be removed from office;

¡	the method for filling vacancies on the Board; and

¡	the method by which the Board and shareholders may amend the bylaws, including an 80% supermajority voting requirement for amendments by shareholders;

•	Article VI, which addresses approval of certain business combinations;

•	Article VII, which addresses director liability exculpation and director and officer indemnification; and

•	Article VIII, which provides, among other things, that an 80% supermajority voting requirement is required to amend Article V, VI, VII or VIII of the articles of incorporation.

As noted above, the 80% supermajority voting requirement is also included in the bylaws and applies to any amendment of the bylaws by our shareholders. The Board is able to amend the bylaws by majority vote, other than to amend the provision permitting the shareholders to amend the bylaws with the supermajority approval of 80%.

As set forth in Appendix B and Appendix C, respectively,3 if approved by the shareholders, the Articles and Bylaws Supermajority Amendments would reduce the necessary supermajority voting requirements in the articles of incorporation and bylaws from 80% to 66-2/3%.

Copies of Seaspan’s existing articles of incorporation and bylaws are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Purpose of the Amendments

The supermajority requirements of the articles of incorporation and bylaws are designed to protect Seaspan’s shareholders, including minority shareholders, by assuring that fundamental changes in how Seaspan is governed are not made without the approval of a substantial majority of Seaspan’s shareholders. While the Board believes that this protection is important and is in the best interests of Seaspan and its shareholders, it is also committed to ensuring accountability by the Board to Seaspan’s shareholders. The Board believes that lowering the supermajority voting requirements from 80% to 66-2/3%, which remains reflective of market practice, will enhance accountability to shareholders while preserving the legitimate protections afforded by the supermajority voting requirements.

Effect of the Amendments

The Articles and Bylaws Supermajority Amendments will reduce the number of shareholder votes necessary to amend certain provisions of Seaspan’s articles of incorporation and any provision of Seaspan’s bylaws.

Effectiveness

The Articles and Bylaws Supermajority Amendments will become effective, with respect to Seaspan’s articles of incorporation, upon the filing of an amendment to the articles of incorporation with the Registrar of Corporations of the Marshall Islands after approval by our shareholders. The Articles and Bylaws Supermajority Amendments will become effective, with respect to Seaspan’s bylaws, after approval by our shareholders.

Required Vote

Approval of the Articles and Bylaws Supermajority Amendments requires the affirmative vote, either in person or by proxy, of the holders of at least 80% of the outstanding common shares. Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.

[3]	If the Articles and Bylaws Supermajority Amendments, the Declassification Amendment and/or the Board Size Amendment are approved by shareholders at the 2014 annual meeting, Article V of Seaspan’s articles of incorporation will be amended to reflect the cumulative changes of such approved amendments.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2013 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2013 and 2012, the fees paid to the accountants were as follows:

	2013	2012
Audit Fees	$864,110	$731,600
Audit-Related Fees	26,500	5,000
Tax Fees	129,800	157,000
All Other Fees	75,000	—

	$1,095,410	$893,600

Audit Fees

Audit fees for 2013 include fees related to our annual audit, quarterly reviews, accounting consultations and fees related to the public offering of our common and preferred shares. Audit fees for 2012 include fees related to our annual audit, quarterly reviews, procedures related to the acquisition of our Manager, accounting consultations and fees related to the public offering of our Series D preferred shares.

Audit-Related Fees

Audit-related fees for 2013 and 2012 include Sarbanes-Oxley Act related consultation services related to the acquisition of our Manager.

Tax Fees

Tax fees for 2013 and 2012 are primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

All Other Fees

All other fees for 2013 relate to consultation services related to assistance in documenting the current risks and processes related to enterprise and fraud risk management.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2013 and 2012.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee of the Board assists our Board in fulfilling its responsibilities for oversight of:

•	The integrity of our consolidated financial statements;

•	Our compliance with legal and regulatory requirements;

•	The independent auditors’ qualifications and independence; and

•	The performance of our internal audit function and independent auditors.

The audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the audit committee reports as follows:

(1)	The audit committee reviewed and discussed the audited consolidated financial statements for 2013 with our management.

(2)	The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 16, as adopted by the Public Company Accounting Oversight Board, as amended or modified.

(3)	The audit committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

(4)	Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee has recommended to our Board, and our Board has approved, that our audited consolidated financial statements be included in our 2013 Annual Report on Form 20-F, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report to the Board.

George H. Juetten, Chair

John C. Hsu

Nicholas Pitts-Tucker

APPENDIX A

DECLASSIFICATION AMENDMENT

The Corporation’s Amended and Restated Articles of Incorporation will be amended by deleting Article V in its entirety and replacing it with the following (which is marked to show changes to the existing Article V):

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Directors.

(a) Powers . The management of all the affairs, property and business of the Corporation shall be vested in a Board of Directors (the “Board of Directors” or “Board”), who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Amended and Restated Articles of Incorporation.

(b) Number and Class. The number of persons constituting the Board of Directors shall not be less than three (3) or more than nine (9), as fixed from time to time by the Board of Directors. The Board of Directors shall be divided into three classes (“Class I,” “Class II,” and “Class III,” respectively), as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three classes expiring each year. The initial term of office of the Class I directors shall expire at the 2006 Annual Meeting of Shareholders, the initial term of office of the Class II directors shall expire at the 2007 Annual Meeting of Shareholders, and the initial term of office of the Class III directors shall expire at the 2008 Annual Meeting of Shareholders. Commencing with the 2006 Annual Meeting of Shareholders, the directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. Notwithstanding the foregoing, effective immediately prior to the commencement of the 2015 Annual Meeting of Shareholders, the division of the directors into three classes and the preceding provisions of this paragraph (b) (other than the first sentence of this paragraph (b)) shall terminate and be of no further force or effect, and at each annual meeting of shareholders beginning with the 2015 Annual Meeting of Shareholders (and all subsequent annual meetings of the Corporation’s shareholders), each director shall be elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified.

(c) Election. Directors shall be elected by a plurality of the votes cast at a meeting by the holders of the Class A Common Shares and the Class B Common Shares, voting as a single class. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

(d) Removal. Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation, any director or the entire Board of Directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding Class A Common Shares and Class B Common Shares entitled to vote generally in the election of directors (voting together for this purpose as one class) cast at a meeting of the shareholders called for that purpose.

(e) Vacancies. Except as otherwise provided in these Amended and Restated Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next annual meeting of shareholders ~~selection of the class for which such directors shall have been chosen~~ and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

(f) Outstanding Preferred. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting as a class, to elect one or more directors of the Corporation, the provisions of paragraphs (b), (c), (d) and (e) shall not apply with respect to the director or directors elected by such holders of Preferred Shares.

(g) Power of the Board of Directors Regarding Bylaws. The Board of Directors has the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders. The shareholders shall also have the authority to amend the bylaws of the Corporation by a vote of not less than 80% of the outstanding Class A Common Shares and Class B Common Shares entitled to vote, voting as a single class.

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APPENDIX B

ARTICLES SUPERMAJORITY AMENDMENTS

Our articles of incorporation will be amended by deleting Section 5.1(g) of Article V in its entirety and replacing it with the following (which is marked to show changes to the existing Section 5.1(g) of Article V):

“(g) Power of the Board of Directors Regarding Bylaws. The Board of Directors has the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders. The shareholders shall also have the authority to amend the bylaws of the Corporation by a vote of not less than ~~80%~~66-2/3% of the outstanding Class A Common Shares and Class B Common Shares entitled to vote, voting as a single class.”

Our articles of incorporation will further be amended by deleting Article VIII in its entirety and replacing it with the following (which is marked to show changes to the existing Article VIII):

“ARTICLE VIII

AMENDMENTS

Except as otherwise provided by law, any provision herein requiring a vote of shareholders may only be amended by such a vote. Further, except as otherwise provided by law, Articles V, VI, VII and VIII may only be amended by a vote of at least ~~80%~~66-2/3% of the outstanding Class A Common Shares and Class B Common Shares, voting as a single class.”

APPENDIX C

BYLAWS SUPERMAJORITY AMENDMENT

Our bylaws will be amended by deleting Article XI in its entirety and replacing it with the following (which is marked to show changes to the existing Article XI):

“ARTICLE XI

AMENDMENTS

Section 11.1 By the Shareholders. These Bylaws may be amended by the affirmative vote of the holders of not less than ~~80%~~66-2/3% of the outstanding Class A Common Shares and Class B Common Shares entitled to vote, voting as a single class, at any annual or special meeting of shareholders at which a quorum is present or represented.

Section 11.2 By the Directors. These Bylaws may, subject to provisions of applicable law, be adopted, amended and repealed without a vote of the shareholders by the affirmative vote of a majority of the Board of Directors at any meeting of the Board at which a quorum is present, except that the provisions of Section 11.1 may be amended only by the affirmative vote of holders of not less than ~~80%~~66-2/3% of the outstanding Class A Common Shares and Class B Common Shares entitled to vote, voting as a single class at any annual or special meeting of the shareholders at which a quorum is present or represented.”